SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 October 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 11 October 2022 re: LBG ANNOUNCES RESULTS OF TENDER OFFER

News Release

11 October 2022

LLOYDS BANKING GROUP PLC ANNOUNCES RESULTS OF TENDER OFFER FOR ONE SERIES OF ITS STERLING DENOMINATED ADDITIONAL TIER 1 SECURITIES

Lloyds Banking Group plc ("LBG") today announced the final results of its previously announced cash tender offer (the "Offer") for any and all of one series of its outstanding Sterling denominated Additional Tier 1 Securities (the "Securities"). The Offer was made on the terms and subject to the conditions set forth in the Offer to Purchase dated 12 September 2022 (the "Offer to Purchase"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, £924,331,000 aggregate principal amount of the Securities listed in the table below were validly tendered and not validly withdrawn by 11:59 p.m., New York City time, on 7 October 2022 (the "Expiration Deadline"), as more fully set forth below. LBG has accepted all Securities that were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Settlement Date is expected to be 13 October 2022.

The table below sets forth, among other things, the principal amount of the Securities validly tendered and accepted pursuant to the Offer:

Securities	ISIN	Purchase Price(1)	Aggregate Principal Amount Accepted	Aggregate Principal Amount Outstanding After Completion of the Offer
LBG 7.625% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2023	XS1043552188	£1,020.00	£924,331,000	£135,301,000

(2)    Per £1,000 in principal amount of Securities accepted for purchase.

Kroll Issuer Services Limited acted as tender agent for the Offer. Lloyds Securities Inc. and UBS AG London Branch acted as Dealer Managers for the Offer. Questions regarding the Offer should be directed to:

Tender Agent
Kroll Issuer Services Limited	Email: lbg@is.kroll.com
The Shard 32 London Bridge Street, SE1 9SG London, United Kingdom	Telephone: +44 207 704 0880
Dealer Managers
Lloyds Securities Inc.	Tel: +1 (212) 827-3145 Email: lbcmliabilitymanagement@lloydsbanking.com Attn: Liability Management Group
UBS AG London Branch	Tel: +1 888 719 4210 (U.S. Toll Free) Tel: +1 203 719 4210 (U.S.) Tel: +44 20 7568 1121 (Europe) Email: ol-liabilitymanagement-eu@ubs.com Attn: Liability Management Group

Further Information

This announcement contains inside information in relation to the Securities and is disclosed in accordance with the Market Abuse Regulation (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("UK MAR"). For the purposes of UK MAR and Article 2 of the binding technical standards published by the Financial Conduct Authority in relation to UK MAR as regards Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Douglas Radcliffe, Group Investor Relations Director.

For further information please contact:

Group Corporate Treasury:

Liz Padley
Non Bank Entities Treasurer & Head of Capital and Recovery and Resolution
Telephone: +44 (0)20 7158 1737
Email: Claire-Elizabeth.Padley@LloydsBanking.com

Investor Relations:

Douglas Radcliffe
Group Investor Relations Director
Telephone: +44 (0)20 7356 1571
Email: Douglas.Radcliffe@LloydsBanking.com

Corporate Affairs:

Matthew Smith
Head of Media Relations
Tel: +44 (0)20 7356 3522
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 11 October 2022